April 1, 2013

Via EDGAR

Mara L. Ransom, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     EuroSite Power Inc. (“we” the “Company” or “EuroSite”)
Registration Statement on Form S-3
Filed February 22, 2013
File No. 333-186799

Dear Ms. Ransom:

The purpose of this letter is to respond to your letter of March 20, 2013 with respect to the above-captioned filing. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

General

1.
As you do not appear to meet the age of financial statements requirements of Item 808(b)(2-3) of Regulation S-X, please be advised that the Staff will not be in a position to grant your request to accelerate effectiveness of your registration statement unless you include financial statements for fiscal year end 2012 in an amendment to your registration statement.

We have incorporated by reference to our Registration Statement on Form S-3 our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on April 1, 2013. We will not request acceleration until the registration statement review process is complete.

2.
Given the size of the offering relative to the number of shares presently outstanding held by nonaffiliates as well as the nature of the offering and identity of the selling stockholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling stockholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. Alternatively, please identify the selling stockholders as underwriters and disclose that this is a primary offering. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

45 First Avenue
Waltham, MA 02451
p: 781.522.6000 f: 781.522.6050

Securities and Exchange Commission
April 1, 2013

We do not believe that this is a primary offering. The investors are all long-term investors known to the Company, and we are completely confident that these investors have no intention to distribute the shares in contravention of the Securities Act. Please note that since the Company begun trading its shares on July 25, 2012 on the OTC Bulletin Board, the trading volume has averaged approximately 170 shares per day. A distribution into the market is not possible as a practical matter. Our investors are fully aware of that fact, and again we know them as long-term investors. We further point out that the number of shares is extremely small compared to the number of shares outstanding. The shares are being registered pursuant to registration rights granted to the investors as a customary term in private placement transactions of this type.

3.
We note your disclosure contained in the current report on Form 8-K filed November 26, 2012, which discloses the private sale of common stock and warrants that are currently being registered for resale on this registration statement. We note that you also disclose that you made simultaneous offers and sales under an existing registration statement on Form S-1 (file no. 333-182620) of the same securities at the same price. With a view to understanding what consideration you gave to the integration of the two offerings, please tell us why some of the securities were offered privately and some were offered publicly considering it appears you had available capacity on the registration statement to make all of the sales publicly. Tell us whether the investors in the two offerings differed and, if so, whether the investment decisions made by the investors in the private placement were influenced in any way by the information contained in the registration statement. Please refer to Securities Act Release 33-8828 and Question 139.25 of our '33 Act Compliance and Disclosure Interpretations for additional guidance, which can be found at our web-site.

There was no overlap in the public offering investors and the private placement investors. Some of the shares were sold privately at the request of those investors. As mentioned above, the private placement investors were well known to the Company before the transaction and in some cases were known to management for many years. In addition, the purchasers of the bulk of the shares were already stockholders in the Company. In no case do we believe that any of these investors learned of any new material information via the registration statement.

Cover Page to Prospectus

4.	Please clarify on your prospectus cover page that the “997,525 shares of [your] common stock” issued from the exercise of warrants have not yet been issued.

We have revised our disclosure to make the change as requested.

Selling Stockholders, page 4

5.	In your Selling Stockholders table, please break out the number of shares currently owned by each selling stockholder, and the number exercisable by each selling stockholder within 60 days.

We have revised our disclosure as requested and have broken out the number of shares currently owned by each selling stockholder, and the number exercisable by each selling stockholder within 60 days.

Item 17. Undertakings, page 9

6.
We note your references to Rule 430B. As you do not appear to be eligible to rely on Rule 430B, please revise or advise why you believe you are eligible to rely on the rule. Please refer to Rule 430B(b) and related Question 220.04 of our Compliance & Disclosure Interpretations Securities

Securities and Exchange Commission
April 1, 2013

Act Rules, which can be found on our website and discusses the limitations on the use of prospectus supplements.

The undertaking has been removed as requested.

Exhibit 5.1 — Legal Opinion of Sullivan & Worcester LLP

7.
We note that the legality opinion of Sullivan & Worcester LLP states that the “Shares” have been validly issued, fully paid, and nonassessable. We also note that the opinion defines “Shares” as including the entire 1,872,525 covered by the registration statement. As up to 997,525 of the “Shares” have not yet been issued, please revise your legality opinion to correct or explain any inconsistencies.

We have revised our disclosure to include a revised opinion in Amendment No. 1.

* * *
When we request acceleration of the effective date of the pending registration statement we will provide our written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

EUROSITE POWER INC.

By: /s/ Anthony S. Loumidis
Anthony S. Loumidis
Chief Financial Officer

cc: Jacqueline Kaufman, Staff Attorney